February 14, 2019

Richard Hylen
Chairman and Chief Executive Officer
Simlatus Corp
175 Joerschke Drive
Suite A
Grass Valley, CA 95945

       Re: Simlatus Corp
           Form 10-K for the Year Ended March 31, 2018
           Filed September 24, 2018
           Form 8-K
           Filed November 14, 2018
           File No. 000-53276

Dear Mr. Hylen:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K dated November 14, 2018

Item 1.01 Entry into a Material Definative Agreement, page 2

1. We note from your Form 8-K dated December 28, 2018 that control of Simlatus Corp. has been transferred to Richard Hylen, the President of Satel Group, and that Mr Hylen was the beneficial owner of 95% of your common stock and 21.45% of your Preferred Series
      B shares as of December 28, 2018. We also note that the acquisition transaction closed on
      November 13, 2018 and Mr. Hylen was appointed your Chief Executive Officer and
      Chairman of the Board. Tell us how you plan to account for this transaction and tell us your basis for concluding your methodology is appropriate.
2. Further, please file historical financial statements and pro forma information for Satel
 Richard Hylen
Simlatus Corp
February 14, 2019
Page 2
         Group and the acquisition transaction as required by Rule 8-04 and
Article 11 of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Joseph
Kempf, Senior Staff Accountant, at (202) 551-3352 with any questions.



FirstName LastNameRichard Hylen                              Sincerely,
Comapany NameSimlatus Corp
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Corporation Finance
February 14, 2019 Page 2                                     Office of
Telecommunications
FirstName LastName